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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED THERAPEUTICS CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share, with an Exercise Price Greater than $65.00 Per Share
(Title of Class of Securities)

91307C102
(CUSIP Number of Class of Securities (Underlying Common Stock))

Martine A. Rothblatt
Chairman and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, Maryland 20910
(301) 608-9292

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen I. Glover
Anne L. Benedict
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$25,400,000	$998.06

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer's common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $25,400,000 calculated using the Black-Scholes method based on a price per share of common stock of $50.04, the average of the high and low prices of the Issuer's common stock as reported on the NASDAQ Global Select Market on November 24, 2008.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$998.06	Form or Registration No.:	005-57843
Filing Party:	United Therapeutics Corporation	Date Filed:	November 26, 2008
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

         If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 EXPLANATORY NOTE

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on November 26, 2008, as amended by Amendment No. 1 to the Schedule TO filed on December 5, 2008 (as so amended, the "Original Schedule TO") by United Therapeutics Corporation, a Delaware corporation (the "Company"), in connection with the offer by the Company to eligible employees, officers, directors and Scientific Advisory Board members to exchange their outstanding options to purchase shares of the Company's common stock previously granted under the United Therapeutics Corporation Amended and Restated Equity Incentive Plan (as amended effective as of September 24, 2004) having an exercise price per share greater than $65.00 on a one-for-one basis for new options to purchase shares of the Company's common stock.

        Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items of the Original Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. In particular, forward-looking statements included in this Amendment represent management's views as of the original filing date. Such forward-looking statements should not be assumed to be accurate as of any future date. This Amendment should be read in conjunction with the Company's other filings made with the SEC subsequent to the original filing date, together with any amendments to those filings. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

        The exchange offer expired at 5:00 p.m., New York City time, on December 26, 2008. A total of 159 eligible optionholders participated in the exchange offer. Pursuant to the exchange offer, the Company accepted for exchange eligible options to purchase an aggregate of 1,572,616 shares of the Company's common stock, representing approximately 75% of the total shares of the Company's common stock underlying the eligible options. In accordance with the terms and conditions of the exchange offer, on December 26, 2008, the Company granted new options to purchase an aggregate of 1,572,616 shares of the Company's common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option is $61.50, which was the closing price of the Company's common stock, as reported on the NASDAQ Global Select Market on December 26, 2008, the expiration date of the exchange offer.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

UNITED THERAPEUTICS CORPORATION
By:	/s/ PAUL A. MAHON
Name: Paul A. Mahon Title: General Counsel

Date: December 31, 2008

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CALCULATION OF FILING FEE
EXPLANATORY NOTE
  Item 4. Terms of the Transaction
SIGNATURE